innocoll
Engineering Better Medicines

XARACOLL Phase 3 Results Webcast

MATRIX 1 and MATRIX 2 Clinical Trials
May 25, 2016

Forward Looking Statements

This presentation contains forward-looking statements about our ongoing development of XARACOLL and our other product candidates; our interpretation of the data and results from our MATRIX-1 and MATRIX-2 clinical trials; our plans for, and the expected timing of, our XARACOLL NDA submission with the FDA; our plans to develop and commercialize XARACOLL and its market potential; the potential therapeutic and other benefits of XARACOLL and our other product candidates; Innocoll's current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of XARACOLL, plans and objectives for present and future clinical trials and results of such trials, the risk that the FDA may not accept pooled data, plans and objectives for regulatory approval and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.

As set forth in our press release, forward-looking statements involve risks and uncertainties that may affect the company's business and prospects, including those discussed in our filings with the SEC, which includes, among other things, the actions and factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, and also on our website. All of our projections and other forward-looking statements represent our judgment as of today, May 25th, and Innocoll does not take any responsibility to update such information.

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Engineering Better Medicines

XARACOLL Phase 3 Results

Tony Zook, Innocoll CEO

Lesley Russell, Innocoll CMO

MATRIX 1 and MATRIX 2 Clinical Trials
May 25, 2016

2016

Innocoll Delivers

Approvable post-op analgesic in the US	✓ XARACOLL met primary endpoints with highly significant p-values
Differentiated post-op analgesic	✓ Data and product characteristics for differentiation
Efficient in-house manufacturing	✓ Expansion on-target
Collagen platform for sustainable growth	✓ XARACOLL results confirm platform; next brand will deliver Phase 3 results later this year
High value investment	✓ Attractive high-margin growth opportunities

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Delivering on Attractive Growth Outlook

2016

collaguard® inl-003*
For Surgical Adhesion Prevention

IDE → **Registration Program**

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cogenzia® inl-002*
Phase 3 for Diabetic Foot Infections

Pivotal Phase 3 Program → Results

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xaracoll® inl-001*
Phase 3 for Postoperative Pain

Pivotal Phase 3 Program → Results ✓

* These products have not been approved by the FDA and, therefore, the FDA has not determined their safety and effectiveness for commercial marketing and sale. Estimated timing.

MATRIX Multicenter Assessment of PosToperative Pain Reduction wIth XARACOLL

Two identical Phase 3, randomized, double-blind, placebo-controlled studies to investigate the efficacy and safety of XARACOLL (bupivacaine-collagen bioresorbable implant, 300 mg) after open laparotomy hernioplasty with mesh

Today's Press Release:

Innocoll Announces XARACOLL® (bupivacaine-collagen bioresorbable implant) Meets Primary Endpoint in Both Pivotal Phase 3 Trials in Postoperative Pain Relief

- First long-acting, opioid-sparing, local analgesic to meet primary endpoints of Phase 3 clinical trials in hernia repair
- Data supports on-schedule NDA filing this year
- Results validate the Innocoll technology platform
- Conference call and webcast on top-line results scheduled for today at 8:30 a.m. Eastern Daylight Time

XARACOLL MATRIX Phase 3 Program Design

Study Design Allowed Continuous Assessment

Study Design for MATRIX 1 & 2
- 300 patients
- 300 mg dose
- Background medication of 650 mg acetaminophen TID with rescue opioids as needed

Primary Endpoint

Time-weighted sum of pain intensity from Time 0 to 24 hours (SPI24)

Additional Endpoints

16 Secondary and 3 Exploratory endpoints focused on pain management and opioid consumption



Treatment Period / Visits
Follow-up
Day 0
Day 1
Day 2
Day 3
XARACOLL Matrix (n=200)
Placebo Matrix (n=100)
Safety (7 days)
Safety (15 days)
Safety (30 days)
Time (hrs)
1
12
24
36
48
60
72
MATRIX Implanted
Clinic Visit; e-Diary Collected
Scheduled Pain Assessment
Pre-APAP Pain Assessment

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MATRIX Patient Demographics

Top-line summary

Patient Demographics and baseline characteristics

- At baseline, treatment groups were well-balanced across both studies for:
  - age
  - gender
  - race
  - history of previous hernia repair
  - and surgery duration

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MATRIX Top-line Efficacy Results

- **Met the Primary Endpoints (SPI24), the sum of pain intensity 0-24 hrs.**
  - MATRIX 1 met the primary endpoint (p=0.0004)
  - MATRIX 2 met the primary endpoint (p<0.0001)
- **First long-acting, opioid-sparing, local anesthetic with positive Phase 3 clinical results in hernia repair, a painful and commonly performed surgery**
- **XARACOLL treatment effect for pain reduction and opioid reduction was consistent across both studies**

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MATRIX Secondary Endpoints

- **Pooled data from both trials were statistically significant for SPI48, the sum of pain intensity difference 0-48 hrs (p=0.0033)**
  - MATRIX 2 achieved statistical significance (*p*=0.0270)
  - MATRIX 1 trended toward, but did not achieve statistical significance (*p*=0.0568)
- **Pooled data was statistically significant for SPI72, the sum of pain intensity difference 0-72 hrs**
  - Neither individual study achieved statistical significance for SPI72
- **The MATRIX trials demonstrated that XARACOLL significantly reduces total opioid consumption and significantly increases the time prior to the first use of opioids**

MATRIX Tolerability and Adverse Event Summary

- **XARACOLL was well tolerated in both studies**
- **Incidence of overall adverse events in the XARACOLL arm was similar to the placebo arm in both studies**
  - There were no XARACOLL-related serious adverse events in either study
  - Opioid-related adverse events were higher in the placebo arm in both studies (nausea, vomiting and constipation)
- **Incidence of discontinuation was very low and balanced across the treatment arms and across both studies**

MATRIX Trial Summary and Next Steps

Summary

- XARACOLL met the Primary Endpoint in both studies with highly significant p-values
- XARACOLL was safe and well tolerated
- Confirms the Innocoll collagen-based technology platform

Next Steps

- NDA preparation and submission Q3/early Q4 2016
- Analysis of a HECON study when completed
- Full analysis of the pivotal Phase 3 studies will be submitted to future medical conferences and for publication

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Engineering Better Medicines



Questions?

XARACOLL Phase 3 Results Webcast

May 25, 2016